CALCULATION OF REGISTRATION FEE

	Amount to be	Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class	Registered	Offering Price per	Aggregate Offering Price	Registration
of Securities to be Registered	(1)	Security	(1)	Fee (3)
Rights	565,432,956	USD 0	USD 0	USD 0
Ordinary Shares	197,901,535(2)	USD 20.40(2)	USD 4,037,191,314(2)	USD 158,661.62

(1)	This prospectus supplement relates to offers and sales of the rights and ordinary shares in the United States, including any sales of rights and ordinary shares issued outside the United States. The rights and ordinary shares are not being registered for the purpose of sales outside the United States.

(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457. Such estimate was based on the subscription price of CHF 21.00 per share and an exchange rate of USD 1.00 per CHF 1.0297, the Federal Reserve Bank of New York’s noon buying rate on May 21, 2008.

(3)	The registration fee in the amount of USD 158,661.62 has already been paid upon filing of the prospectus supplement dated May 23, 2008 pursuant to Rule 424(b)(2) to the prospectus dated April 8, 2008 contained in the Registration Statement on Form F-3 No. 333-150143.

PRICING SUPPLEMENT (to prospectus supplement dated May 23, 2008 and prospectus dated April 8, 2008)
Filed Pursuant to Rule 424(b)(5) Registration No. 333-150143

UBS AG
2,172,271,946 Rights
760,295,181 Ordinary Shares

➢	An aggregate of 755,466,901 new ordinary shares was subscribed for in the rights offering at a subscription price of CHF 21.00 per new ordinary share.

➢	New ordinary shares for which rights have not been validly exercised, representing an aggregate of 4,828,280 new ordinary shares, have been sold on behalf of the managers in open market transactions outside the United States at a volume weighted average price of CHF 25.13265 per ordinary share. On June 12, 2008, the closing price of UBS AG shares was USD 23.09 per share on the New York Stock Exchange and CHF 24.32 per share on SWX Europe Ltd.

➢	The new ordinary shares have been listed on the “EU-compatible” segment of the SWX Swiss Exchange (and admitted to trading on the EU-regulated market segment of SWX Europe) (ticker symbol: “UBSN”), the New York Stock Exchange (ticker symbol: “UBS”) and the Tokyo Stock Exchange (ticker symbol: “8657”). The first trading day for the new ordinary shares is June 13, 2008.

An investment in the ordinary shares entails risks. See “Risk Factors” beginning on page S-17 of the accompanying prospectus supplement.

	Rights Offering		Open Market Transactions

Price per ordinary share	CHF 21.00		CHF 25.13265	(1)
Discount & commissions per ordinary share	CHF 0.35		CHF 0.35
Proceeds per ordinary share, before expenses, to UBS AG	CHF 20.65		CHF 24.78265
Total proceeds, before expenses, to UBS AG	CHF 15,600,391,506	(2)	CHF 119,657,573	(3)

(1)	Volume weighted average price of ordinary shares sold in open market transactions outside the United States.

(2)	Based on 755,466,901 ordinary shares subscribed for in the rights offering.

(3)	Based on 4,828,280 ordinary shares sold in open market transactions outside the United States.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

The rights and the ordinary shares are not deposit liabilities of UBS AG and will not be insured by the United States Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

This pricing supplement and the accompanying prospectus supplement and prospectus may be used in connection with the offer and sale of new ordinary shares for which rights have not been exercised. In addition, UBS AG or any other affiliate controlled by UBS AG may use this pricing supplement and the accompanying prospectus supplement and prospectus in market-making transactions involving ordinary shares. These transactions may be executed at negotiated prices that are related to market prices at the time of purchase or sale, or at other prices. UBS AG and its affiliates may act as principal or agent in these transactions.

Joint Global Coordinators and Joint Bookrunners

UBS Investment Bank	JPMorgan	Morgan Stanley
Joint Bookrunners
BNP PARIBAS		Goldman, Sachs & Co.
Senior Co-Lead Manager		Co-Lead Manager
Credit Suisse		Deutsche Bank Securities
Co-Managers

Zürcher Kantonalbank	ABN AMRO, Inc.	Banca IMI	BBVA, S.A.
CALYON	Dresdner Kleinwort	Fortis	Fox-Pitt Kelton Cochran Caronia Waller
HSBC	ING Wholesale Banking	Natixis	Lloyds TSB Corporate Markets
Mediobanca - Banca di Credito Finanziaro S.p.A.	NBGI	Santander Global Banking & Markets	UniCredit Capital Markets

Pricing supplement dated June 13, 2008

PROCEEDS

The net proceeds of the rights offering and the sale of new ordinary shares in the open market outside the United States are expected to be approximately CHF 15.56 billion after deduction of commissions, fees (including any incentive fee payable at our sole discretion), Swiss Federal issuance stamp tax (Emissionsabgabe) and estimated expenses of approximately CHF 427.5 million.

RECENT DEVELOPMENTS

On June 13, 2008, UBS and Parmalat announced that settlement was reached in relation to all actions filed by companies of the Parmalat Group in Extraordinary Administration and by Parmalat S.p.A. against UBS Limited and UBS AG. UBS has committed to pay a total of approximately €150 million for the clawback claim and €35 million for the damages claims to Parmalat S.p.A. and the Extraordinary Commissioner pursuant to the terms of the settlement. The settlement is expected to have a negligible effect on UBS’s earnings in view of the provisions previously established by UBS in connection with these matters.

PRESENTATION OF FINANCIAL INFORMATION AND EXCHANGE RATES

On June 12, 2008, the noon buying rate was USD 1.00 per CHF 1.0441. In May 2008, the noon buying rate for Swiss francs recorded a high of USD 1.00 per CHF 1.0583 and a low of USD 1.00 per CHF 1.0235.

SHARE CAPITAL

As of June 12, 2008, the registered share capital of UBS AG was increased by an amount of CHF 76,029,518.10 to CHF 293,254,127.90 divided into 2,932,541,279 registered shares with a nominal value of CHF 0.10 each by the issuance of 760,295,181 registered shares with a nominal value of CHF 0.10 each.

MANDATORY CONVERTIBLE NOTES

The mandatory convertible notes (“MCNs”) issued by UBS AG contain standard market provisions for the adjustment of the conversion price if a dilutive event occurs between issuance of the MCNs and their maturity. The offering qualifies as a dilutive event under the terms of the MCNs causing the following adjustments:

➢	First, since the subscription price of the new ordinary shares of CHF 21.00 was below 95% of the closing price of the ordinary shares of CHF 28.20 on May 26, 2008 (i.e., the day before the existing shares started trading ex-rights), the conversion price has been adjusted for the value of the rights granted to shareholders. As a result, both the minimum and the maximum conversion prices have been adjusted downwards to CHF 48.07 and CHF 56.24, respectively.

➢	Second, since the offering will result in proceeds in excess of CHF 5 billion and will occur at a subscription price below the minimum conversion price, it will additionally trigger a reduction of the adjusted maximum conversion price of CHF 56.24 under the terms of the MCNs at the closing date of the offering. The adjusted maximum conversion price will be fixed at the level of the adjusted minimum conversion price of CHF 48.07, and the maximum conversion price will fall away. Thus, conversion of the MCNs will always occur based on the adjusted minimum conversion price of CHF 48.07 (subject to further dilutive events prior to maturity of the MCNs), regardless of the market price of the ordinary shares prevailing upon maturity of the MCNs.

As a result of these adjustments, 270,438,943 new shares (corresponding to approximately 9.2% of the share capital) will have to be issued to the MCN holders upon conversion of the MCNs (subject to further dilutive events prior to conversion of the MCNs).

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RIGHTS ALLOTTED TO TREASURY SHARES

Treasury shares were allocated rights in the rights offering. These rights were sold in the open market during the rights trading period.

STOCK EXCHANGE PRICES

	SWX Swiss Exchange			New York Stock Exchange
	High	Low	Period end	High	Low	Period end
	(CHF)	(CHF)	(CHF)	(USD)	(USD)	(USD)

May	37.60	24.60	25.10	35.21	23.58	23.66

DILUTION

Investors purchasing the Rump Shares at a volume weighted average price of CHF 25.13265 would have experienced a direct dilution of CHF 13.86, or approximately 55%, per ordinary share.

MANAGERS’ TRADING ACTIVITIES

From May 27, 2008 to 12:00 noon (Swiss time) on June 12, 2008:

➢	no securities were bought by the managers in stabilizing transactions;

➢	the managers purchased 260,058,742 rights in the open market and exercised 207,142,992 rights, yielding approximately 72.5 million ordinary shares;

➢	in addition, the managers purchased 39,719,840 ordinary shares in the open market at prices ranging from CHF 22.50 to CHF 34.80;

➢	the managers sold 111,054,653 ordinary shares at prices ranging from CHF 22.56 to CHF 26.62.

Transactions above include both market-making and proprietary transactions.

S-3